# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BlackRock Municipal Credit Alpha Portfolio, Inc., CIK 0001232860
CUSIP: 09263U205
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Date of event which requires filing of this statement: 09/17/2025
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 350; sole dispositive power 0; shared dispositive power 350; aggregate amount beneficially owned 350 (100% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 350; sole dispositive power 0; shared dispositive power 350; aggregate amount beneficially owned 350 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Name of issuer: BlackRock Municipal Credit Alpha Portfolio, Inc.
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Comment: This Statement on Schedule 13D (this "Statement") relates to the purchase of 350 variable rate demand preferred shares (CUSIP No. 09263U205) ("VRDP Shares") of BlackRock Municipal Credit Alpha Portfolio, Inc. (the "Issuer" or the "Company"). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of VRDP Shares by BAPFC (as defined below). The Issuer's principal executive offices are located at 100 Bellevue Parkway, Wilmington, Delaware 19808.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i. Bank of America Corporation ("BAC")
ii. Banc of America Preferred Funding Corporation ("BAPFC")
This Statement relates to the VRDP Shares that were purchased for the account of BAPFC.
Residence or business address:
The address of the principal business office of BAC is:
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255
The address of the principal business office of BAPFC is:
214 North Tryon Street
Charlotte, North Carolina 28255
Present principal occupation or employment:
BAC and its subsidiaries provide diversified global financial services and products. The principal business of BAPFC is to make investments and provide loans to clients.
Information concerning each executive officer, director and controlling person (the "Listed Persons") of the Reporting Persons is listed on Schedule I attached as an exhibit hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I attached as an exhibit hereto.
Criminal convictions in the last five years: Other than as set forth on Schedule II (attached as an exhibit hereto), during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Other than as set forth on Schedule II (attached as an exhibit hereto), during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Citizenship information for Listed Persons provided on Schedule I attached as an exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $35,000,000. The source of funds was the working capital of the Reporting Persons.
The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company

## Item 4. Purpose of Transaction
Purpose of transaction:
BAPFC has purchased the VRDP Shares for investment purposes. BAPFC acquired the VRDP Shares in a secondary market transaction for a purchase price of $35,000,000.
The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VRDP Shares that may be deemed to be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the VRDP Shares owned by BAPFC, on September 17, 2025, BAPFC assigned certain preferred class voting rights on the VRDP Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated September 17, 2025 among BAPFC, Newport Trust Company, as voting trustee (the "Voting Trustee") and voting consultant (the "Voting Consultant"). Voting and consent rights on the VRDP Shares not assigned to the Voting Trust have been retained by BAPFC. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.
The VRDP Shares will have the benefit of a liquidity purchase obligation at the times and in the manner specified in the VRDP Shares Purchase Agreement, dated as of September 17, 2025, between The Bank of New York Mellon ("BNY") and Bank of America, N.A., as liquidity provider ("BANA"). Certain agreements between the Issuer and BANA as liquidity provider are documented in the VRDP Shares Fee Agreement, dated as of September 17, 2025, between the Issuer and BANA. Certain agreements between the Issuer and BofA Securities, Inc. ("BofA"), as remarketing agent for the VRDP Shares are documented in the VRDP Shares Remarking Agreement, dated as of September 17, 2025, between the Issuer and BofA.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.3 Schedule I
99.4 Schedule II
99.5 Voting Trust Agreement dated September 17, 2025
99.6 VRDP Shares Purchase Agreement, September 17, 2025
99.7 VRDP Shares Fee Agreement, dated September 17, 2025
99.8 VRDP Shares Remarketing Agreement, dated September 17, 2025

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Authorized Signatory (09/24/2025)
- Banc of America Preferred Funding Corp: /s/ Andres Ortiz, Authorized Signatory (09/24/2025)